Filed by Wins Finance Holdings Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sino Mercury Acquisition Corp.

Commission File No.: 001-36592

Sino Mercury Acquisition Corp. to Merge with Wins Finance Group Ltd.

New York, NY, April 27, 2015 (Business Wire) – Sino Mercury Acquisition Corp. (“Sino” or “We” “Our”) (Nasdaq: SMAC; SMACU; SMACR), a special purpose acquisition company, announced today that it has entered into a definitive agreement to merge with Wins Finance Group Ltd. (“Wins”). Wins, a British Virgin Island holding company with business operations in China, is a leading integrated lending solution provider mainly serving small-and-medium sized enterprises (“SMEs”) in Shanxi Province, China.

The Transaction

Upon the consummation of the transactions contemplated by the definitive agreement, (i) Sino will be merged with and into Wins Finance Holdings Inc., a newly formed Cayman Islands company (“Holdco”) and wholly-owned subsidiary of Sino, with Holdco surviving the merger (the “merger”) and (ii) immediately following the merger, the shareholders of Wins will exchange 100% of the ordinary shares of Wins for cash and ordinary shares of Holdco (the “share exchange”).

Pursuant to the definitive agreement, upon consummation of the share exchange, the shareholders of Wins will receive (1) an amount of cash remaining in Sino’s trust fund after payment of all amounts to public stockholders that exercise their conversion rights, less $5,000,000 (“cash consideration”), provided that the cash consideration shall not exceed $25,000,000, and (2) a number of ordinary shares of Holdco equal to $168,000,000 less the cash consideration divided by $10.00(“stock consideration”). Notwithstanding the foregoing, the shareholders of Wins shall have the option to forego receiving any cash consideration and instead receive such consideration in additional ordinary shares of Holdco. If the shareholders of Wins were to forego receiving all of the cash consideration, they would receive up to an additional 2,500,000 ordinary shares of Holdco.

The transaction is expected to be completed in the third quarter of 2015, pending regulatory and shareholder approval, and satisfaction of customary closing conditions.

In connection with the transaction, Holdco will apply to have its shares listed on the Nasdaq Capital Market under the new ticker symbol “WINS”. Following the transaction, the combined organization will be co-led by Sino’s CEO Jianming (Jimmy) Hao and Wins’ CEO Renhui Mu.

Jianming (Jimmy) Hao, Chairman and CEO of Sino, stated, “Wins has created a solid business platform and accumulated valuable experience and expertise concerning the China SME market. We believe the skill set and experience of the Sino team complement the value-creation opportunity presented by Wins. With a net book value in excess of US $200 million, combined with its existing operating licenses, risk management system, positive track record and established customer base, we believe Win presents a robust platform upon which we can apply a “roll-up” strategy to build, through acquisitions and organic growth, an integrated full-service financing platform for SMEs in China. In working together with Mr. Mu and his team, we hope to create significant value for our shareholders, as well as for the employees and customers of Wins. As a public company, we believe Wins will have the capital structure, ownership support and operating flexibility to achieve its maximum potential.”

Renhui Mu, CEO of Wins, stated, “We are extremely pleased to take Wins public by partnering with Sino. We are confident this deal will position our company to make significant progress in achieving our long-term strategic goals. With the addition of Sino’s access to resources in the industry and its team’s expertise and capital market support, I believe our business will reach the next level and create added value for our shareholders.”

Graubard Miller and Maples and Calder served as legal counsel to Sino, and McDermott Will & Emery LLP served as legal counsel to Wins.

The description of the transaction contained herein is only a summary and is qualified in its entirety by reference to the definitive agreement relating to the transaction, a copy of which will be filed by Sino with the SEC as an exhibit to a Current Report on Form 8- K. In addition, an investor presentation setting forth additional information about the transaction and Wins will be included in such Current Report on Form 8-K.

About Wins Finance Group Ltd.

Wins is an integrated financing solution provider with operations located primarily in Jinzhong City, Shanxi Province as well as Beijing, China. Wins‘ goal is to assist Chinese SMEs, including microenterprises, which have limited access to financing, to improve their overall fund-raising capability and enable them to obtain funding for business development. Since its establishment in 2006, Wins has helped various SMEs obtain funding by providing them financial guarantees, and financial leasing as well as advisory services. For more information, please visit www.winsii.com.

About Sino Mercury Acquisition Corp.

Sino Mercury Acquisition Corp. is a blank check company formed in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. Sino was incorporated under the laws of Delaware on March 28, 2014.The units from the initial public offering (including the over-allotment option) were sold at an offering price of $10.00 per unit, generating total gross proceeds of $40,801,000.

Participants in the Solicitation

Sino and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of Sino stockholders to be held to approve the transactions contemplated by the business combination (the “Special Meeting”). A list of the names of Sino’s directors and officers is contained in Sino’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Annual Report”) filed by Sino with the SEC on March 3, 2015.

Additional Information and Where to Find it

Stockholders of Sino and other interested persons are advised to read, when available, Sino’s preliminary and definitive proxy statements in connection with Sino’s solicitation of proxies for the Special Meeting and the Registration Statement to be filed by Holdco in connection with the issuance of ordinary shares of Holdco in the transaction, because these documents will contain important information. Such persons can also read Sino’s Annual Report for a description of the security holdings of the Sino officers and directors and their respective interests as security holders in the successful consummation of the transactions. The definitive proxy statement and final prospectus included in Holdco’s Registration Statement will be mailed to Sino’s stockholders as of a record date to be established for voting on the transactions. Stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to Sino Mercury Acquisition Corp., c/o Richard Xu, 590 Madison Avenue, 21st Floor, New York, New York 10022. These documents, once available, and Sino’s Annual Report on Form 10-K can also be obtained, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov).

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Sino’s and Wins’ managements’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of Wins’ business. These risks, uncertainties and contingencies include: uncertainties as to the timing of the proposed transaction; the satisfaction of closing conditions to the proposed transaction; costs related to the proposed transaction; changes in economic conditions generally; changes in Wins’ industry; management of growth; outcomes of governmental reviews; legislative and regulatory changes; lack of diversification of Wins’ services and products; availability of debt and equity capital to Wins on favorable terms or at all; the degree and nature of Wins’ competition; Wins’ dependence on its key employees; and other factors set forth in Sino’s and Holdco’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, Wins’ financial results in any particular period may not be indicative of future results. Neither Sino nor Wins is under any obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Company Contacts:

Richard Xu, President

Sino Mercury Acquisition Corp.

590 Madison Avenue, 21st FL

New York, NY 10022

Tel: 646-480-9882

Email: Richard@sinomercury.com